12/18

06019338

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manson Creek Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 03874

FISCAL YEAR 9-30-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 12/18/06

FILE No.
82-3874

9-30-06
AR/S

SUPPL

MANSON CREEK RESOURCES LTD.
Financial Statements
September 30, 2006

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

November 23, 2006

Auditors' Report

To the Shareholders of
Manson Creek Resources Ltd.

We have audited the balance sheets of **Manson Creek Resources Ltd.** as at September 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Manson Creek Resources Ltd.
Balance Sheets

September 30		2006		2005
Assets				
Current				
Cash and cash equivalents (Note 3)	$	644,112	$	538,287
Accounts receivable		8,818		23,009
Prepaids		20,076		13,777
		673,006		575,073
Investments and other assets (Note 4)		22,417		42,653
Mineral properties and equipment (Note 5)		673,039		682,874
	$	1,368,462	$	1,300,600
Liabilities				
Current				
Accounts payable and accrued liabilities	$	32,008	$	26,559
Due to related parties (Note 10)		16,534		24,257
Asset retirement obligation (Note 6)		15,000		15,000
		63,542		65,816
Shareholders' Equity				
Capital Stock (Note 7)		8,133,464		7,651,822
Warrants (Note 7)		318,529		300,000
Contributed Surplus (Note 7)		227,334		221,334
Deficit		(7,374,407)		(6,938,372)
		1,304,920		1,234,784
	$	1,368,462	$	1,300,600

Commitments (Note 5 and 12)

Approved by the Board

"R. Chernish" Director

"J.P. Jutras" Director

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Operations and Deficit

Years Ended September 30	2006	2005
Expenses		
General and administrative (Note 9)	**150,938**	240,930
Professional fees	**28,512**	25,950
Reporting to shareholders	**24,087**	9,160
Stock exchange and transfer agent fees	**13,076**	12,690
Asset retirement expense	**28,252**	-
Amortization of capital assets	**4,216**	4,297
	(249,081)	(293,027)
Other Income (Expense)		
Interest and other	**18,441**	10,324
Gain on sale of investments	**6,322**	-
Write-down of mineral properties (Note 5)	**(262,717)**	(728,103)
Loss before income taxes	**(487,035)**	(1,010,806)
Future income tax recovery (Note 11)	**51,000**	-
Net Loss	**(436,035)**	(1,010,806)
Deficit, beginning of year	**(6,938,372)**	(5,927,566)
Deficit, end of year	**$ (7,374,407)**	$ (6,938,372)
Loss per share:		
Basic and diluted	**$ (0.02)**	$ (0.05)
Weighted average number of shares outstanding:		
Basic and diluted	**25,285,895**	20,529,816

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Cash Flows

Years Ended September 30	2006	2005
Increase (decrease) in cash and cash equivalents		
Operating activities		
Interest and other income received	$ 18,441	$ 10,324
Cash operating expenses	(247,359)	(141,377)
	(228,918)	(131,053)
Financing activities		
Exploration incentives received	10,538	4,901
Private placement proceeds	425,000	750,000
Share issue costs	(4,753)	(28,917)
Options and warrants exercised	103,924	99,540
	534,709	825,524
Investing activities		
Proceeds on sale of investments	28,734	
Mineral property additions	(223,700)	(344,881)
Exploration and drilling deposits	(5,000)	
	(199,966)	(344,881)
Increase in cash and cash equivalents	105,825	349,590
Cash and cash equivalents,		
Beginning of year	538,287	188,697
End of year	$ 644,112	$ 538,287

Supplementary Information:

Interest and taxes

The Company did not expend cash on interest or taxes during the years ended September 30, 2006 and September 30, 2005.

Non-cash transactions

During the year ended September 30, 2006, the Company issued 200,000 of its common shares, valued at $27,000 pursuant to option agreements to acquire interests in the CR, Cuprum, Palomino and Meridian properties. During the year ended September 30, 2005, the Company issued 50,000 common shares, valued at $7,000, pursuant to an option agreement to acquire an interest in the CR Property in British Columbia. The option payments were valued at the closing share price of the Company's stock on the transaction dates.

During the year ended September 30, 2006, the Company granted stock options to officers and/or directors resulting in a non-cash charge of $6,000, (2005 - $130,000), being included in general and administrative expenses, (note 9).

See accompanying notes to the financial statements.

h) Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

i) Stock-Based Compensation

The Company follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost and a credit to contributed surplus over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

j) Government incentives

Through its exploration in the Yukon, the Company has benefited from refundable exploration tax credits and grants. These incentives are not repayable provided that they apply to qualifying expenditures. The incentives reduce the mineral property costs to which they pertain in the year that the qualifying expenditures are incurred or when eligibility becomes apparent if this is later. These government incentives are subject to review by the relevant granting authorities, and by their nature are subject to measurement uncertainty. Adjustments, if any, resulting from such a review are recorded in the period during which the Company is reassessed.

3. Restricted cash and cash equivalents

Proceeds of $425,000 received for the issuance of flow-through shares was included in cash and cash equivalents. Approximately $151,000 of this amount has been expended on qualifying expenditures to September 30, 2006. The $274,000 unexpended flow-through proceeds may only be used to incur qualifying exploration expenditures on Canadian mineral properties in accordance with Canadian Income tax legislation.

4. Investments and other assets	**2006**	**2005**
2006 - Nil (2005-287,334) common shares		
Prism Resources Inc. (market value 2005-$30,000)	$ -	$ 22,412
Long-term prepaid expense	3,417	6,241
Mineral exploration deposits	19,000	14,000
	$ 22,417	$ 42,653

5. Mineral properties and equipment

2006		Yukon			British Columbia		
Exploration and development expenditures:	Total	Cuprum	Tanner	Gillman	Meridian	CR Property	Palomino
Balance September 30, 2005	**$602,965**	**$ 40,634**	**$232,343**	**$ -**	**$ -**	**$326,181**	**$ 3,807**
Geological consulting	93,590	10,219	5,765	18,558	32,135	14,214	12,699
Geochemical analysis	6,999	2,249	-	1,159	3,463	-	128
Geophysical survey	33,263	10,180			-	7,386	15,697
Field costs	14,362	623	-	4,962	6,047	1,107	1,623
Drilling and drilling preparation	24,227	-	-		13,555	-	10,672
Travel costs	17,452	341	341	5,714	6,742	2,126	2,188
Asset retirement obligation	5,000	-	-	-	-	5,000	-
Exploration incentives	(10,538)	(8,201)	(2,337)	-	-	-	-
Mineral property write-offs	(236,112)	-	(236,112)	-	-	-	-
Balance September 30, 2006	**551,208**	**56,045**	**-**	**30,393**	**61,942**	**356,014**	**46,814**
Property acquisition costs:							
Balance September 30, 2005	69,173	5,000	25,610	-	-	38,563	-
Costs incurred	72,744	11,281	995	10,000	11,315	29,500	9,653
Mineral property write-offs	(26,605)	-	(26,605)	-	-	-	-
Balance September 30, 2006	**115,312**	**16,281**	**-**	**10,000**	**11,315**	**68,063**	**9,653**
Total mineral properties September 30, 2006	**$666,520**	**$ 72,326**	**$ -**	**$ 40,393**	**$ 73,257**	**$424,077**	**$ 56,467**
Equipment	23,115						
Accumulated amortization	(16,596)						
Total mineral properties and equipment September 30, 2006	**$673,039**						

2005		Yukon				British Columbia	
Exploration and development expenditures:	Total	NAD	Tanner	Cuprum	JRS	CR Property	Other
Balance September 30, 2004	**$997,982**	**$510,144**	**$207,850**	**$ -**	**$202,651**	**$77,337**	**$ -**
Geological consulting	66,675	-	9,521	6,674	-	48,105	2,375
Geochemical analysis	36,205	-	1,916	6,535	-	26,903	851
Geophysical survey	18,400	-	-	18,400	-	-	-
Field costs	(6,544)	-	708	3,521	-	10,349	(21,122)
Drilling	150,712	-			-	150,712	-
Travel	25,274	-	6,995	5,504	-	12,775	-
Asset retirement obligation Note 5	20,254	-	10,254	-	10,000	-	-
Exploration incentives	(4,901)	-	(4,901)	-	-	-	-
Mineral property write-offs	(701,092)	(510,144)	-	-	(212,651)	-	21,703
Balance September 30, 2005	**602,965**	**-**	**232,343**	**40,634**	**-**	**326,181**	**3,807**
Property acquisition costs:							
Balance September 30, 2004	61,750	23,000	25,190	-	885	12,675	-
Costs incurred	34,434	-	420	5,000	-	25,888	3,126
Mineral property write-offs	(27,011)	(23,000)	-	-	(885)	-	(3,126)
Balance September 30, 2005	**69,173**	**-**	**25,610**	**5,000**	**-**	**38,563**	**-**
Total mineral properties September 30, 2005	**$672,138**	**$ -**	**$257,953**	**$45,634**	**$ -**	**$364,744**	**$ 3,807**
Equipment	23,115						
Accumulated amortization	(12,379)						
Total mineral properties and equipment September 30, 2005	**$682,874**						

5. Mineral properties (continued)

British Columbia

CR Property

During the year ended September 30, 2004, the Company entered into an agreement with an unrelated individual to acquire a 100% interest in a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire the property as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June30,2004(paid/issued)	$ 5,000	50,000
June30,2005(paid/issued)	$15,000	50,000
June 30, 2006(paid/issued)	$15,000	100,000
June 30, 2007	$15,000	100,000
June 30, 2008	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$92,500	575,000

The Company may acquire two thirds of the vendor's retained 1.5% Net Smelter Return in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue any shares or make any payments specified in the agreement that pertain to the period after termination.

Palomino Property

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire a 100% interest in the property, subject to a 1.5% Net Smelter interest retained by the vendor, as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 1,000	-
November 30, 2005 (paid/issued)	$ 5,000	25,000
November 30, 2006	$10,000	75,000
November 30, 2007	$15,000	75,000
November 30, 2008	$15,000	100,000
November 30, 2009	$20,000	150,000
Total	$66,000	425,000

Upon completion of the acquisition, the Company may acquire two thirds of the vendor's retained 1.5% net smelter returns royalty in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue any shares or make any payments specified in the agreement that pertain to the period after termination.

5. Mineral properties (continued)

Meridian Property

During the year ended September 30, 2006 the Company entered into an agreement to acquire a 100% interest in 12 prospective gold/silver mineral tenures aggregating 675 hectares in the Revelstoke mining district in eastern British Columbia. The Company is committed to the following payment schedule if it chooses to acquire 100% of the claims:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
November 30, 2005 (paid/issued)	$ 5,000	25,000
November 30, 2006	$10,000	75,000
November 30, 2007	$20,000	100,000
November 30, 2008	$20,000	125,000
November 30, 2009	$30,000	150,000
Total	$87,500	475,000

Upon completion of the acquisition, the Company may acquire three quarters of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. The Company may terminate the purchase agreement at any time without being obligated to make future payments provided that proper notice is given and the property is in good standing with at least $5,200 of unutilized assessment work credits in place at that time.

Gillman Property

During the year ended September 30, 2006, the Company entered into an agreement with an unrelated vendor to acquire twelve mineral claims totaling 1,179 hectares, 45 kilometers southeast of Revelstoke, British Columbia. The Company can acquire a 100% interest in the property, subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $95,000 cash and 475,000 of its capital stock as follows:

Date	Cash	Common Shares
Upon signing (paid)	$10,000	-
November 30, 2006	$ 5,000	25,000
November 30, 2007	$10,000	75,000
November 30, 2008	$20,000	100,000
November 30, 2009	$20,000	125,000
November 30, 2010	$30,000	150,000
Total	$95,000	475,000

Upon completion of the acquisition, the Company may acquire three quarters of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. The Company may terminate the purchase agreement at any time without being obligated to make future payments.

7. Capital Stock, Warrants and Contributed Surplus (continued)

During the year ended September 30, 2006, the Company issued 50,000 shares, (2005 – 50,000), pursuant to the Cuprum, Yukon mineral property acquisition; 25,000 shares, (2005 – Nil), for each of the Palomino and Meridian, British Columbia mineral property acquisitions and 100,000 shares, (2005 – Nil), pursuant to the CR, British Columbia mineral property acquisition. The acquisition costs were valued using the market price of the Company's shares on the issue date.

During the year ended September 30, 2005, the company closed a non-brokered private placement consisting of 5,454,545 non-flow-through units at $0.11 per unit and 1,071,428 flow-through units at $0.14 per unit. Each of the 5,454,545 units was comprised of one common share and one share purchase warrant that may be exercised to purchase one common share at $0.14 per share until March 7, 2007. Each of the 1,071,428 flow-through units was comprised of one flow-through common share and one warrant that may be exercised to purchase one common share at $0.14 per share until March 7, 2007. The 6,525,973 warrants issued pursuant to the private placement were valued at $300,000. In valuing the warrants, the Company used a proration of proceeds method that utilized the Black-Scholes Option Pricing Model assuming volatility of 125%, a risk-free interest rate of 2.96%, a two year warrant life and a 0% dividend rate.

Exploration expenditures aggregating $150,000 were renounced to flow-through share investors on December 31, 2005. The $51,000 tax value associated with these resource expenditures reduced capital stock and was recognized as future income taxes payable. As the Company has unrecognized future tax assets, this liability was extinguished as losses were incurred through the recognition of a future tax recovery in the statement of operations.

c) Outstanding options

	Number of Shares		
Expiry Date	2006	2005	Price
April 26, 2011	**100,000**	-	$ 0.14
May 12, 2010	**700,000**	875,000	$ 0.16
May 29, 2007	**315,000**	385,000	$ 0.11
July 19, 2006	**-**	831,600	$ 0.10
	1,115,000	2,091,600	

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average trading price per share for the last five trading days before the grant date. All of the above options vested immediately upon granting.

7. Capital Stock, Warrants and Contributed Surplus (continued)

d) Option transactions

	Number of Options	Average Exercise Price
Balance September 30, 2004	1,455,000	$0.10
Granted	875,000	$0.16
Exercised	(238,400)	$0.10
Balance September 30, 2005	2,091,600	$0.13
Expired/cancelled	(850,000)	$0.11
Exercised	(226,600)	$0.10
Granted	100,000	$0.14
Balance September 30, 2006	**1,115,000**	$0.14

e) Warrants

Warrant transactions during the years ended, and balances as at the respective year ends, are summarized below:

	Number of warrants		
	$0.14 warrants expiring March 7, 2007	$0.20 flow-through warrants expiring April17,2008	$0.15 warrants expiring December 24, 2005
Balance Sept.30, 2004		-	500,000
Exercised			(500,000)
Issued pursuant to private placement (note 7b)	6,525,973		
Balance Sept.30, 2005	6,525,973	-	
Issued pursuant to private placement (note 7b)		2,500,000	
Exercised	(575,454)	-	
Balance Sept. 30, 2006	**5,950,519**	**2,500,000**	

8. Financial instruments

The fair market values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

12. Commitments

Effective January 1, 2002, the Company entered into a five-year contract to lease office space. Concurrent with entering into the lease agreement, the Company entered into sublease agreements with three companies related by virtue of certain common officers and directors. Pursuant to the sublease agreements, as amended, the sublessors are, in aggregate, committed to pay 75% of base rent and lease operating costs for the remainder of the office lease. The Company's base rent commitments, without offset for sublessor commitments, for fiscal 2007, the final year of the current lease, aggregates $13,400.

During the year ended September 30, 2006, the Company extended its lease for a further five years to December 31, 2011. The new lease results in the following annual base lease commitments by fiscal year:

2007	$70,100	2009	$93,500	2011	$93,500
2008	$93,500	2010	$93,500		

Two companies related by virtue of common officers and/or directors are, in aggregate, committed to pay 69% of the above-noted rent pursuant to sublease agreements.

Refer also to Note 5 regarding commitments for mineral property expenditures.

13. Comparative Figures

Certain comparative amounts have been reclassified to conform to the current year's presentation.

The information included in this document should be read in conjunction with the audited financial statements for the year ended September 30, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is November 23, 2006. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Yukon

The minerals of interest in the Yukon region are copper, gold, silver, lead and zinc.

a) Cuprum

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11 kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

In order to acquire the property the Company must make staged payments aggregating $75,000, (paid $25,000 to date), and issue 450,000, (issued 100,000 to date), of the Company's common shares over a five year period. Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5%, (three quarters of the vendor's interest), could be purchased at the discretion of the Company for $1,500,000.

The 2006 geophysical survey and geochemical survey on the property was completed in July. The magnetic survey data outlined a weak to moderately magnetic causative body that is over 1,000 meters in length in an overburden-covered area. The newly discovered magnetic feature, the "Wishbone Anomaly," is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The west limb of the Wishbone Anomaly is located along strike, and to south the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters. The geophysical survey does not cover the entire anomaly to the south where it is thought the limbs converge. The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values of 44 to 201 parts per million copper, 204 to 1,275 parts per million zinc, and 10 to 331 parts per million lead; and 0.2 to 1.2 parts per million silver. The Company staked an additional 160 hectares adjacent to the Cuprum claims to fully encompass the anomaly.

The Company is investigating the feasibility of using a lightweight percussion drill to test the coincident

2) Mineral Properties

British Columbia

c) Meridian (continued)

meters. The Company was encouraged by these sampling results and planned a two-stage diamond drill program with a tentative budget of $291,000.

During the fourth quarter of 2006, the drilling company that had been contracted to complete this drilling indicated that it would be unable to fulfill its drilling obligation. The Company is consequently actively seeking out a new drilling contractor in order to complete its drilling program as planned early in the spring of 2007. The Company has received all the permits required for the drill program and the access road and drill pads have been completed. Additional prospecting was completed while the road was being built. Prospecting and site preparation costs on the property to September 30, 2006 aggregated approximately $62,000. It is expected that a further $260,000 will be required to complete drilling in fiscal 2007.

d) Gillman

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $95,000, (paid $10,000 to date), and issuing 475,000, of the Company's common shares.

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favorable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

The Company completed a prospecting program in May, 2006. The prospecting program resulted in the discovery of the "Allison" silver/lead/zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Upon discovery of the Allison showing, further work in the area located an undocumented exploration adit. A grab sample taken from a one meter wide semi-massive sulphide vein in the adit assayed 14.15 grams per tonne gold and 23.1 grams per tonne silver.

Prospecting and geological mapping, focusing on the Gillman and Silver dollar mineral occurrence areas, was completed in July in conjunction with the drill road construction on the nearby Meridian claim group. Grab samples were taken from three existing trenches. The Silver Dollar mineral occurrence is comprised of at least two quartz veins/silicified zones that range from 0.20 meters to over 3.0 meters in width. Results from the Silver Dollar grab samples included a range from 0.41 grams per tonne gold to 4.94 grams per tonne gold and 11.7 grams per tonne silver to 586.0 grams per tonne silver.

A two meter wide exposure of the Gillman vein was sampled with two, contiguous, one meter wide chip samples and several grab samples. These samples included assays in the range of 0.19 grams per tonne to 66.60 grams per tonne gold and 6.30 grams per tonne to 43.70 grams per tonne silver.

A program of additional geological mapping and sampling on the Gillman/Silver Dollar property was completed in August. The Company has identified five distinct precious and base metal zones to date. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. Assay results from the August sampling indicated gold in the range of 0.08 to 25.2 grams per tonne and silver in the range of 1.9 grams per tonne to 1,265 grams per tonne.

2) Mineral Properties

British Columbia

d) Gillman (continued)

An early stage estimate of 2006 exploration expenditures was in the range of $30,000 to $50,000 to be spent on soil sampling and regional geochemistry. Actual costs to September 30, 2006 approximated $30,000. The Company's objective is to move the property to a drill-ready stage in fiscal 2007.

Saskatchewan

Black Lake

Subsequent to year-end the Company entered into an acquisition agreement to acquire 100% of 7 mineral claims, subject to a 1.5% net smelter interest, by making staged payments over three years aggregating $20,000, (paid $10,000 to date), and issuing 400,000, of the Company's common shares, (issued 75,000 to date). The Company has the option to purchase two thirds of the vendor's net smelter interest, (a 1.0% interest), for $1,500,000.

The claims, comprising approximately 5,848 hectares, are approximately 40 kilometers from Stony Rapids in northern Saskatchewan. The property will be explored for basement-hosted uranium deposits. The claims host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling. The Company is currently compiling historic data to guide its future exploration programs on the property.

3) Operating Results

Year ended September 30, 2006 compared to year ended September 30, 2005

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005	Variance (negative) positive
Interest and other	$ 18,441	$ 10,324	$ 8,117
General and administrative	(150,938)	(240,930)	89,992
Reporting to shareholders	(24,087)	(9,160)	(14,927)
Site restoration expense	(28,252)	-	(28,252)
Other	(45,804)	(42,937)	(2,867)
Gain on sale of investments	6,322	--	6,322
Write-down of mineral property	(262,717)	(728,103)	465,386
Future Income tax recovery	51,000	-	51,000
Net loss	$ (436,035)	$(1,010,806)	$ 574,771

The decreased write-off of mineral property costs of $465,000 was the primary contributor to the decreased loss. The prior period write-off pertained to NAD and JRS, Yukon as management determined that it was unlikely that further exploration would be undertaken on these properties, even though certain of the claims continued to be in good standing. The current period write-off pertains to the Tanner, Yukon property, (see above 2) Mineral Properties, Yukon, b) Tanner).

6) Financing

On March 8, 2005, the Company closed a non-brokered private placement for gross proceeds of $750,000. The Company issued 5,454,545 non-flow-through units at $0.11 per unit and 1,071,428 flow-through units at $0.14 per unit. Each of the 5,454,545 units was comprised of one common share and one purchase warrant that may be exercised at $0.14 to March 7, 2007 to acquire one common share. Each of the 1,071,428 flow-through units was comprised of one flow-through common share and one non-flow-through warrant that may be exercised at $0.14 to March 7, 2007 to acquire one common share. The proceeds of the private placement were earmarked to undertake a drill program on the CR property in British Columbia, to evaluate new mineral prospects and for working capital purposes. The full amount of the flow-through funds were expended by December 31, 2005.

During April, 2006, the Company completed a $425,000 non-brokered private placement flow-through financing. The financing consisted of 2,500,000 units issued at $0.17 per unit. Each unit was comprised of one flow-through share and one warrant to acquire one flow-through share at $0.20 per share to April 17, 2008. This financing ensured that the Company had sufficient funds for the 2006 exploration program and the postponed drilling on Meridian. Should the warrants be exercised, such proceeds will fund future exploration. The Company will renounce $425,000 of qualifying Canadian Exploration Expenses at December 31, 2006, although they will be required to spend the last $274,000 of the flow-through funds in the Spring/Summer of 2007.

The Company is investigating financing options, and will prepare a formal exploration budget for fiscal 2007 when financing is in place.

7) Off-Balance Sheet Transactions

The Company has no off-balance sheet transactions to report.

8) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2006	2005	2004
Financial Results			
Interest and other	$ 18,441	$ 10,324	$ 5,801
Net Loss	$ (436,035)	$ (1,010,806)	$ (120,881)
Basic and diluted loss per share	$(0.02)	$(0.05)	$ (0.01)
Financial Position			
Working capital	$ 609,464	$ 509,257	$ 175,809
Total assets	$ 1,368,462	$ 1,300,600	$ 1,322,593
Capital Stock	$ 8,133,464	$ 7,651,822	$ 7,104,199
Warrants	$ 318,529	$ 300,000	$ 20,000
Contributed Surplus	$ 227,334	$ 221,334	$ 91,334
Deficit	$(7,374,407)	$(6,938,372)	$ (5,927,566)

The large loss in fiscal 2005 was primarily attributable to the write-off of mineral properties aggregating $728,000, (2006 - $263,000, 2004 - $13,000), and the recording of stock option compensation expense of $130,000, (2006 - $6,000, 2004 - $Nil).

9) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Sept 30 2006	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	March 31 2005	Dec. 31 2004
Interest & Other	$ 9,264	$ 3,088	$ 3,616	$ 2,473	$ 4,777	$ 3,509	$1,134	$ 904
Net loss exclusive of mineral property write-offs	(44,324)	(75,778)	(68,305)	(35,911)	$ (48,181)	$(165,456)	$(42,608)	$ (26,458)
Mineral property write-offs	-	(262,717)	-	-	$(191,833)	$ -	$(3,125)	$(533,145)
Net Loss before tax	(44,324)	(338,495)	(68,305)	(35,911)	$(240,014)	$(165,456)	$(45,733)	$(559,603)
Future income tax recovery	-	15,000	22,000	14,000	-	-	-	-
Net Loss	(44,324)	(323,495)	(46,305)	(21,911)	$(240,014)	$(165,456)	$(45,733)	$(559,603)
Basic and diluted loss per share	$0.00	$ (0.01)	$ 0.00	$ 0.00	$ (0.01)	$ (0.01)	$ 0.00	$ (0.03)

The significant loss in the quarter ended June 30, 2005 is primarily attributable to stock-based compensation expense of $130,000 being recorded in the period that stock options were granted. This is a non-cash charge. Interest revenue varies with the amount of invested cash and interest rates. The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses. Site restoration expense of $28,000 in the quarter ended June 30, 2006 contributed to the comparatively larger loss before mineral property write-offs. General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods.

10) Directors and Officers

Regan Chernish	Director and President	Doug Bryan	Director
Jean Pierre Jutras	Director and Vice-President	Shari Difley	Chief Financial Officer
Doug Porter	Director	Barbara O'Neill	Corporate Secretary
Shane Ebert	Director		

11) Management Remuneration

The President, Vice-President and Chief Financial Officer bill the Company through their majority-owned companies, their employer or individually for number of days or hours worked. Their rates and aggregate billings for the year ended September 30, 2006 were as follows:

Officer and position	Rate	Billings for the year ended September 30, 2006
Mr. Chernish, President	$475 per day	$ 108,359
Mr. Jutras, Vice-President	$400 per day	$ -
Ms. Difley, Chief Financial Officer	$ 60 per hour	$ 17,094

Ms. O'Neill is employed by a related corporation. The related corporation bills the Company quarterly for the Company's share of her salary, based on time devoted to Company business. Ms. O'Neill's salary billed for the year ended September 30, 2006 aggregated $6,818.

Directors are not remunerated in cash for fulfilling their directorial duties; however they receive stock options in recognition of their service. During the current period Mr. Porter was granted options to acquire 100,000 common shares at $0.14 per share to April 26, 2011. Mr. Bryan, a director, received $11,925 during the year for geological services provided to the Company.

21) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of September 30, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. It should be noted that while the Company's President and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

22) Internal Controls over Financial Reporting

The President and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of September 30, 2006. They have not identified any changes to the company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

23) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.